Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

AMEDICA CORPORATION

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Amedica Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Amedica Corporation (the “Corporation”). The date of filing of the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was December 10, 1996 under the name Amedica Corp. A Restated Certificate of Incorporation of the Corporation was filed on October 25, 2004.

2. The Restated Certificate of Incorporation of the Corporation, is hereby amended by inserting the following new paragraph immediately following the first sentence of Article FOURTH thereof:

“Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation, every Three and Eighty-Two One Hundredths (3.82) issued and outstanding shares of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of Common Stock owned by such stockholder), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock as determined by the Board of Directors of the Corporation multiplied by such fraction.

3. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment to Restated Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation be signed by its duly authorized officer this 26th day of July, 2007.

AMEDICA CORPORATION

By:   /s/ Ashok C. Khandkar

        Ashok C. Khandkar, Ph.D.

        Chief Executive Officer